EXHIBIT 99.6 - PRESS RELEASE DATED FEBRUARY 5, 2007

               SOUTH TEXAS OIL RECEIVES $15 MILLION CREDIT LINE

Austin, Texas - February 5, 2007 - South Texas Oil Company (OTCBB: STXX), an independent energy company active in the acquisition, development and operation of oil and gas properties with proven reserves, today announced the company has received a $15 million revolving credit facility.

South Texas Oil Company's President, Murray Conradie stated, "We are pleased to announce the company has secured a $15 million credit facility in order to further our business strategy. This credit facility is a three year revolving credit line with interest at prime plus 4 percent."

"We are extremely proud to announce this credit line as it shows the confidence our lender has in our business plan and the company's strategy. This line will be used to accelerate our growth, as the company is currently debt free, cash flow positive and has approximately $1.3 million in existing working capital," concluded Murray Conradie.

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company was formed for the purpose of the development and operation of oil properties with proven reserves. The Company currently has mineral interests in 25,244 acres of oil and gas properties made up of approximately 20,000 acres in Colorado, 3,605 acres in Frio County, Texas and 1,639 in Atascosa County, Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks is contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

BPC Financial Marketing
John Baldissera
800-368-1217